PROXY RESULTS
   During the six months ended June 30, 2005, Cohen & Steers REIT and Preferred Income Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 28, 2005. The description of each proposal and number of shares voted are as follows:

Common Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 44,626,190 	 701,709
Richard E. Kroon	 44,641,412 	 686,487
C. Edward Ward, Jr.	 44,646,544 	 681,355


Preferred Shares
	Shares Voted	Authority
	For	Withheld
To elect Directors
Bonnie Cohen	 21,675 	153
Richard E. Kroon	 21,675 	153
Willard H. Smith Jr.	 21,675 	153
C. Edward Ward, Jr.	 21,675 	153